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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                    NATIONAL BANCSHARES CORPORATION OF TEXAS
                           (NAME OF SUBJECT COMPANY)

                    NATIONAL BANCSHARES CORPORATION OF TEXAS
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                632-593-505-000
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                MARVIN E. MELSON
                                   PRESIDENT
                    NATIONAL BANCSHARES CORPORATION OF TEXAS
                            12400 HIGHWAY 281 NORTH
                            SAN ANTONIO, TEXAS 78216
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

                                DENNIS J. BLOCK
                         CADWALADER, WICKERSHAM & TAFT
                                100 MAIDEN LANE
                            NEW YORK, NEW YORK 10038
                                 (212) 504-6000

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is National Bancshares Corporation of Texas, a Texas corporation (the "Company"), and the address of the principal executive offices of the Company is 12400 Highway 281 North, San Antonio, Texas 78216. The phone number for its principal executive offices is (210) 403-4100.

     (b) The title of the class of equity security to which this Statement relates is common stock, par value $.001 per share ("common stock") of the Company. As of May 6, 2001, 3,770,501 shares of common stock were issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address of Person Filing this Statement. The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

     (b) Tender Offer of the Purchaser.

     This Statement relates to the tender offer by NBC Acquisition Corp. (the "Purchaser"), a Texas corporation, described in a Tender Offer Statement on Schedule TO dated August 9, 2001 (the "Schedule TO"), to purchase all of the outstanding common stock at a price of $24.75 per share, as may be adjusted (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 9, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended from time to time, together constitute the "Offer"). The Offer Price is subject to adjustment in the event certain costs related to one parcel of real property owned by the Company exceed $200,000. The Company has received a written estimate that such costs should be substantially less than such amount and currently does not expect any price adjustment.

     Purchaser was formed in connection with the Offer and is wholly owned by International Bancshares Corporation, a Texas corporation ("Parent").

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 30, 2001 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, the Purchaser will merge with and into the Company (the "Merger") as soon as practicable after the consummation of the Offer. Following consummation of the Merger, the Company will continue as the surviving corporation. In the Merger, the common stock issued and outstanding immediately prior to the consummation of the Merger (other than common stock owned by any subsidiary of the Company or any subsidiary of Parent or held in the treasury of the Company, all of which will be cancelled, and other than common stock, where applicable, held by shareholders who perfect dissenters' rights under Texas law) will be converted into the right to receive the Offer Price. Upon consummation of the Merger, each outstanding option will be converted into the right to receive the Offer Price less the exercise price for such option.

     The Offer to Purchase states that the principal executive offices of the Purchaser is located care of International Bancshares Corporation at 1200 San Bernardo Ave., Laredo, Texas 78040. The telephone number of the Purchaser at such location is (956) 722-7611.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex C to this Statement and is incorporated herein by reference. Except as set forth in the response to this Item 3, Item 4 below or in Annex C attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the

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Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or the Purchaser or their respective executive officers, directors or affiliates.

     In connection with the transactions contemplated by the Merger, the following agreements were entered into: the Merger Agreement, the Confidentiality Agreement dated March 28, 2001 between the Company and Parent (the "Confidentiality Agreement") and shareholder agreements dated July 30, 2001 between Parent and each of Messrs. Marvin E. Melson, John W. Lettunich, Tamir Hacker and Charles T. Meeks (each a "Shareholder Agreement" and collectively, the "Shareholder Agreements"). A copy of the Shareholder Agreement for each of Messrs. Melson, Lettunich, Hacker and Meeks is filed as Exhibits 5, 6, 7 and 8 hereto and are incorporated herein by reference.

     The Merger Agreement. The summary of the material terms of the Merger Agreement set forth under the caption "12. Purpose of the Offer; the Merger Agreement; Plans for the Company -- The Merger Agreement" in the Offer to Purchase is incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 9 hereto and is incorporated herein by reference.

     Confidentiality Agreement. The following summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement which is filed as Exhibit 10 hereto and incorporated herein by reference.

     As a condition to the Company furnishing Parent and Parent furnishing the Company with certain information in connection with the Offer and the Merger, the Company and Parent (each, a "Party") have agreed, among other things, that they will keep such information (the "Evaluation Material") confidential. Each Party or its agents receiving Evaluation Material is a "Recipient" and each party furnishing such Evaluation Material to a Recipient is a "Disclosing Party". The directors, officers, and employees of a Party, and representatives of a Party's advisors, or individuals acting in similar capacities on a Party's behalf, collectively, are "Representatives".

     The term "Evaluation Material" does not include information which (i) becomes generally available to the public other than as a result of a disclosure by Recipient or its Representatives, (ii) was available on a nonconfidential basis prior to its disclosure to Recipient, or (iii) becomes available to Recipient on a nonconfidential basis from a source other than the Disclosing Party or its Representatives, provided that such source is not bound by a confidentiality agreement with the Disclosing Party or its Representatives.

     The Company and Parent have agreed that, except as may be required by law, without the written prior consent of the Disclosing Party, a Recipient will not, and will direct its Representatives not to, disclose to any person either the fact that discussions or negotiations are taking place concerning a possible transaction or the status thereof.

     The Company and Parent have also agreed that neither Party shall initiate, solicit, enter into or engage in, any discussions, correspondence, negotiations, agreements or understandings or otherwise have any contact with any of the other's officers or employees or those of the other's subsidiaries in connection with such transaction. Furthermore Parent has agreed that for eighteen months from the date of the Confidentiality Agreement (March 28, 2001), Parent and Parent's affiliates shall not solicit the employment of any of the Company's employees or any employees of affiliates or subsidiaries, except by means of general advertisements in the media or any referrals made by a placement agency.

     Shareholder Agreements. Shareholder Agreements have been entered into between Parent and each of Messrs. Marvin E. Melson, John W. Lettunich, Tamir Hacker and Charles T. Meeks. Mr. Melson is CEO and President of the Company and Messrs. Melson, Lettunich, Hacker and Meeks are members of the Board of Directors. In addition, Mr. Hacker is the largest shareholder of the Company. Under the Shareholder Agreements each of Messrs. Melson, Lettunich, Hacker and Meeks agreed (severally and not jointly), among other things, to (i) tender shares owned by them to Purchaser pursuant to the Offer and (ii) vote all shares owned by them in favor of the Merger Agreement and Merger. These shareholders have agreed to tender their shares because they believe that the Offer is in the best interest of the Company and in their own economic best interest.
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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Solicitation/Recommendation

     The Board of Directors has approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the shareholders of the Company. Four of the Company's six Directors, Marvin E. Melson, John W. Lettunich, Charles T. Meeks and Tamir Hacker, voted in favor of the foregoing action by the Board of Directors. Messrs. Jay H. Lustig and H. Gary Blankenship voted in opposition.

     ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT ALL HOLDERS OF COMMON STOCK ACCEPT THE OFFER AND TENDER THEIR COMMON STOCK PURSUANT TO THE OFFER.

     (b) Background of the Transaction

     In July 2000, the Board of Directors recognized that, in view of general market conditions and changes occurring in the market for banks, it would be appropriate to explore strategic alternatives, including possibilities involving a sale or merger of the Company, remaining independent and growing the business internally or the purchase of, or business combinations with, other banks. At that time, the Company's common stock was generally trading between $13.00 and $14.00 per share. The average daily trading volume for the Company's common stock (excluding the shares purchased by the Company pursuant to the Company's repurchase program) was approximately 692 in 1999 and 2,115 in 2000.

     The Board of Directors then determined to retain an investment banking firm to prepare an in-depth study of the Company which would enable the Board of Directors to effectively evaluate the available strategic alternatives. Four separate investment banking firms were interviewed by the Board of Directors and made preliminary presentations to the Board of Directors regarding the strategic alternatives available to the Company and the credentials of such investment banks to assist the Company in its efforts.

     In October 2000, the Board of Directors retained Keefe, Bruyette & Woods, Inc. ("KBW") as its investment banker to advise the Board of Directors as to strategic alternatives and to assist in negotiating, structuring and evaluating a potential business transaction if the Company decided to proceed with such a transaction. The Board of Directors determined to explore whether there was any significant financial interest in an acquisition of the Company. KBW was instructed to prepare an offering book relating to the sale of the Company for distribution to potential buyers. Mr. H. Gary Blankenship was the sole member of the Board of Directors opposed to this decision. Over the next several months, KBW, along with the Company, prepared and distributed the offering material to a number of potential buyers.

     At a meeting of the Board of Directors on February 2, 2001, representatives of KBW reported that KBW had contacted seventeen financial institutions to determine whether they would have an interest in acquiring the Company. Nine of those financial institutions declined to review the written offering material. Eight financial institutions signed confidentiality agreements and received the written offering material. Two bank holding companies, one a large Texas regional bank ("Bidder A") and the other a large national banking institution ("Bidder B"), ultimately submitted written indications of interest. Bidder A submitted an indication of interest of $85.6 million in Bidder A stock for the purchase of stock or assets of the Company, which would be equivalent to $21.86 per share for all the outstanding shares and options. Bidder B preliminarily offered $75 million in cash for the purchase of the stock of five of the Company's operating subsidiaries which would be equivalent to approximately $19.29 per share of the Company's common stock. Both of these proposals were non-binding and were subject to due diligence. The Board of Directors discussed each of the proposals extensively and again discussed the alternative of remaining independent.

     Shortly after distribution of the offering material in January 2001, the price of the Company's common stock began to rise from its previous twelve-month high of $14.75 to a high of $19.95 in March 2001 on significantly higher volume.

     At the February 2(nd) Board of Directors meeting, representatives of KBW summarized the marketing process they had undertaken and reviewed the indications of interest they had received from the contacts they had with other potential buyers. In particular, KBW noted (a) the number of potential bidders contacted and
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the limited interest in the Company, (b) the price indication from Bidder A compared favorably with a nationwide survey of regional bank transactions, (c) that KBW expected the bidders to increase the value of their initial indications of interest, and (d) that there would be material risks in delaying a sale because of (i) disappearing buyers and possibly the loss of the opportunity to receive a premium for sale of control, (ii) the risks in implementing an independent growth strategy, (iii) limited liquidity for shareholders, and (iv) limited return on investment potential for shareholders in the short and long term. KBW recommended that the Company pursue negotiations with Bidder A in order to increase the consideration offered.

     Representatives of KBW spoke on a number of occasions over the next several weeks with representatives of Bidder A. At a meeting of the Board of Directors on March 4, 2001, representatives of KBW provided an update of their efforts to negotiate a higher bid price from both Bidder A and Bidder B. The KBW representatives reported that since the last meeting of the Board of Directors on February 2, 2001, Bidder B had dropped out of the bidding and that Bidder A had increased its proposal to $90.0 million ($22.92 per share), of which 75% would be in cash and 25% would be in stock of Bidder A. The representatives of KBW noted again that this compared favorably with regional bank transactions announced since January 1, 2000, and presented KBW's financial analysis supporting this conclusion. The Board of Directors decided to continue negotiations with Bidder A in an effort to further increase the price.

     At a meeting of the Board of Directors on March 12, 2001, representatives of KBW reported that based on a meeting with officers of Bidder A, Bidder A was now prepared to pay an aggregate of $92.825 million or $23.60 per share in cash in a merger transaction. The offer remained subject to satisfactory completion of Bidder A's due diligence and numerous other conditions.

     The Board of Directors voted in favor of a motion (a) to accept the Bidder A's proposal and (b) to recommend the transaction to its shareholders, all subject to Bidder A's completion of its due diligence and the Company's counsel being able to conclude a satisfactory definitive acquisition agreement. Messrs. Blankenship and Lustig voted in opposition to the motion.

     In mid-March, Mr. Melson, CEO and President of the Company, was contacted by an executive of Parent to inquire as to the Company's interest in a business combination. Mr. Melson referred him to KBW. A representative of Parent then contacted KBW and indicated that Parent would be interested in receiving information about the Company for purposes of considering a business combination. On March 28, 2001 Parent entered into a Confidentiality Agreement and was subsequently provided the offering material.

     On April 3, 2001, the Company received a non-binding letter of interest from Parent containing two alternate proposals. Both proposals were structured as asset purchases whereby Parent would acquire certain assets and assume certain liabilities of the Company. Under the first proposal, the Company would receive approximately $47 million in cash for certain bank assets other than those related to the San Antonio branch and the Company would continue to operate the San Antonio branch and would retain the use of the Company's net operating loss carry forward ("NOL") to shelter future earnings. The alternative proposal involved a transaction whereby Parent would acquire certain assets and assume certain of the liabilities of the Company. Under the second proposal, the Company would receive $47 million from Parent and would retain assets with a net book value of approximately $50 million, but no continuing operations. Neither of the proposals were of interest to the Company since the Company would be left with substantial additional assets to dispose of and liabilities to be satisfied. Consequently, the ultimate value to be received by the Company's shareholders was uncertain. On a conference call with management of the Company, KBW was directed to explore the possibility of increasing the price offered by Parent in the second proposal and restructuring the transaction as a tender offer or merger. Over the next several days, representatives of the Company and Parent communicated with each other regarding such possibilities.

     On April 4, 2001, Mr. Marvin E. Melson, Chief Executive Officer and President of the Company and other representatives of the Company met with Mr. Dennis E. Nixon, Chairman and Chief Executive Officer of Parent and other representatives of Parent, in San Antonio, Texas and discussed the terms of a possible transaction. Thereafter, KBW had various discussions with Parent's financial advisor relating to the valuation of the Company.

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     On April 6, 2001, the Company received a supplement to Parent's non-binding letter of interest dated April 3, 2001. The letter proposed a third alternative transaction whereby Parent would purchase the Company's common stock for a price between $102 million and $105 million.

     At a meeting held on April 16, 2001, the Board of Directors discussed the proposals the Company had received from Parent. The Board of Directors decided to continue to pursue the possibility of a transaction with Parent and formed a Committee of the Board of Directors, consisting of Messrs. Blankenship, Lettunich, Meeks and Melson (the "Committee") to analyze the Company's strategic options, including whether to support a sale of the Company and to make an appropriate recommendation to the Board of Directors on the merits of remaining independent.

     On April 18, 2001, the Company received a letter from Parent in which Parent indicated that it would pay a purchase price in cash in an amount equal to $102 million in addition to permitting up to $2 million of transaction costs.

     At a meeting of the Board of Directors held on April 19, 2001, the Committee reported that it had concluded that there was no reasonable basis for believing that the present value of the Company remaining independent would equal or exceed the present value of the proposal received from Parent. A majority of the Committee concluded that it was in the best interests of the Company's shareholders to pursue a transaction in which the Company would be sold if an appropriate price and agreement could be negotiated. Thereafter, the Board of Directors directed KBW to approach both Parent and Bidder A in an attempt to once again increase the offered price.

     At a Board of Directors meeting held on April 25, 2001, a KBW representative informed the Board of Directors that he had requested that each of Parent and Bidder A present their best and final offers to the Company on or before April 25, 2001. Shortly thereafter, Bidder A formally withdrew from the process. Parent submitted a revised written proposal in which it increased its indication of interest to $104.25 million which was subject to further due diligence, limitations on severance payments and deal expenses and adjustments for changes in the Company's investment portfolio. (The investment portfolio is comprised primarily of bonds issued by the United States or agencies of the United States.)

     Although the Board of Directors believed that a number of the conditions in the proposal were impractical and not typical for a transaction of this nature, the Board of Directors determined (i) to continue negotiations for a cash transaction with Parent, (ii) to authorize KBW to further negotiate the economic terms of such a proposal with Parent, (iii) to authorize the Company to provide additional due diligence material to Parent, and (iv) to authorize the Company's officers and outside counsel to finalize an appropriate definitive agreement and present such an agreement to the Board of Directors. Messrs. Melson, Lettunich, Hacker and Meeks voted in favor and Messrs. Lustig and Blankenship voted in opposition.

     Although Messrs. Lustig and Blankenship were not in favor of the transaction with Parent, the Board of Directors voted unanimously that if a definitive agreement were agreed to with Parent, it would be appropriate to present such a transaction to the Company's shareholders.

     Representatives of KBW and Cadwalader, Wickersham & Taft ("Cadwalader"), special counsel for the Company, had numerous conferences with financial and legal representatives of Parent over the next several weeks to discuss financial, contractual and due diligence issues.

     During the second half of May 2001, a representative of Sandler O'Neill & Partners, L.P., Parent's financial advisor ("Sandler") contacted a representative of KBW and informed him that Parent had concluded its preliminary due diligence review of the Company and that Parent desired to meet with representatives of the Company to discuss the results thereof. On May 23, 2001, Dennis E. Nixon, Chairman and Chief Executive Officer of Parent, Jay Lustig, Chairman of the Company, Tamir Hacker, a director of the Company, Mark Flaster of Sandler and Craig McMahen of KBW met in San Antonio, Texas. Mr. Nixon reviewed in detail the results of Parent's due diligence review of the Company and indicated that, based on such results, Parent was no longer willing to pay the $104.25 million purchase price set forth in Parent's letter dated April 25, 2001. Mr. Nixon noted that Parent would be willing to consider a purchase price of $92 million. After further discussions between the representatives of Sandler and KBW regarding the appropriate
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valuation for the Company's shares, Sandler represented to KBW that Parent would be willing to pay $24.50 per share (an aggregate of $96.5 million). The meeting concluded with no agreement having been reached.

     Over the next several weeks, the Company and Parent, and their respective financial advisers and counsel, continued to negotiate the terms of the Merger Agreement and Offer.

     On June 19, 2001, the Company received a letter from Parent supplementing its previous communications with the Company. The letter advised the Company that Parent had determined, after substantial due diligence, that it would be willing to pay approximately $96.5 million (approximately $24.50 per share) for all shares of the Company on a fully diluted basis, subject to adjustment (i) upward to the extent the unrecognized gain on the Company's investment portfolio exceeded $10 million or (ii) downward to the extent the unrecognized gain on the Company's investment portfolio was less than $8 million.

     From June through July of 2001, the Company and Parent, and their respective financial advisers and counsel, continued to negotiate the terms of the Merger Agreement and Offer. After extensive negotiations, two alternative proposals were submitted by Parent. The first provided for a payment of $24.50 per share for the common stock, which price would be adjusted upward to the extent that the unrealized profit in the Company's investment portfolio exceeded $10 million for any 15 consecutive trading day period or on the final determination date, the date that is 11 days prior to the closing of the Offer. The alternative proposal was for $24.75 per share (an aggregate of $97.5 million) in cash without any adjustment for the value of the Company's investment portfolio. Both offers would be adjusted dollar for dollar to the extent that the cost of environmental remediation on one parcel of property owned by the Company exceeded $200,000.

     At a special meeting of the Board of Directors held on July 30, 2001, KBW and counsel reviewed the two alternative proposals. After extensive discussions and considerations of the proposals and receipt of the opinion of KBW that both proposals would be fair, from a financial point of view, to the Company's shareholders, Messrs. Melson, Lettunich, Hacker and Meeks voted in favor of a proposal to authorize the Company to accept the offer by Parent under which $24.75 per share would be paid to the shareholders of the Company. Messrs. Lustig and Blankenship voted in opposition to the proposal.

     The majority of the Board of Directors voted in favor of the proposal because, after lengthy discussions and after repeated consultation with KBW and counsel, they believed that the transaction would be fair to and in the best interests of the Company's shareholders. The majority of the Board of Directors considered the risks to the Company of remaining independent and determined that it was unlikely that the Company's common stock would trade above the Offer Price in the reasonably foreseeable future. In addition, the majority of the Board of Directors believed that the Offer Price represented a significant premium, in light of historical prices, to the Company's common stock, and that the Company was unlikely to receive a superior offer from another potential buyer. A detailed analysis of the majority of the Board of Directors' reasons for approving the transaction is set forth below.

     Messrs. Lustig and Blankenship advised the Board of Directors that they voted against the approval of the Merger Agreement because they thought it was the wrong time to sell from a corporate and banking industry point of view and also because they felt that the benefit of the Company's earnings, which would be sheltered from income taxes by the Company's NOLs, over the next several years would exceed the benefit of the deal price. In addition, Messrs. Lustig and Blankenship stated their belief that the downside risk of remaining independent would be minimal and that there was substantial upside potential for the Company. Mr. Lustig suggested that the Company consider the alternative of making a self-tender for 1,000,000 shares of the Company's outstanding common stock at $25 per share. The majority of the Board of Directors was not persuaded by the arguments of the minority. A summary of the views of Messrs. Lustig and Blankenship is set forth in more detail below.

     The Merger Agreement was approved by the majority of the Board of Directors and was executed on July 30, 2001. The transaction was publicly announced on July 31, 2001.

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     (c) Reasons for the Recommendation

     - View of the Majority of the Board of Directors.

     The majority of the Board of Directors believes that the Offer and Merger are fair and reasonable and in the best interests of the Company and its shareholders and recommend that the shareholders tender their shares in the Offer or vote in favor of the Merger.

     In reaching its conclusions and recommendations described above, the majority of the Company's Board of Directors took into account numerous factors, including but not limited to the following:

       (i) Its analysis and the analysis of KBW of the core historic earnings of the Company, unaffected by extraordinary items, and the cost, time and risk of internally growing the business. Given the Company's slow growth market areas and anticipated increased competition, the majority of the Board of Directors concluded, after advice of KBW, that the Company's common stock was not likely to trade at market prices in excess of the Offer Price in the reasonably foreseeable future;

      (ii) The Offer Price is substantially higher than the current market price for the common stock and substantially higher than the price at which the common stock has generally traded for the last 9 years after emerging from reorganization. The average closing price of the Company's common stock for the three-month period ended December 31, 2000, before the market price could have been affected by acquisition rumors, was $13.27. The Offer Price represents an 86.5% premium to such unaffected price;

      (iii) The Company's core business is in slow growth areas with low margins, and competition for deposits and loans is increasing. In order to generate increased revenues and earnings, the Company will need to expand into larger, higher growth markets and could incur additional risks with no assurance of success;

      (iv) Texas regional banks have experienced substantial acquisition interest over the last several years and KBW has advised the Board of Directors that this activity has resulted in bank acquisition prices in the Company's geographic area being higher than in other geographic regions. KBW has also advised the Board of Directors that they believe the number of viable buyers for the Company will be substantially reduced due to the rapid pace of consolidation in the banking industry over the next several years. Furthermore, as noted by KBW, there were only a few interested potential buyers of the Company and a number of other potential buyers did not have any interest in the Company due to (a) the slow growth markets in which the Company operates, (b) the broad geographical dispersion of the Company's bank branches, which creates difficulties in realizing efficiencies of scale for marketing and operational costs, and (c) their view that the Company is, primarily, a "border" bank;

       (v) The Company will have difficulty growing via acquisitions in attractive markets due to (a) intense competition for quality banks from larger in-state and out-of-state competitors, (b) the limited size, capital and resources of the Company and (c) the fact that the Company's common stock is not an attractive currency for acquisitions because of its low trading volumes;

      (vi) Internal growth in attractive market areas requires substantial capital and marketing expenditures and a several year delay in realizing a return on any such expenditures is likely. The execution risk of such a strategy is high and the Company currently has no long-term strategic plan for such expansion. In addition, the expenses incurred in connection with an internal growth strategy will, in the short-run, reduce profitability and the value of the Company's NOLs, which expire in substantial part in 2004;

      (vii) The opinion of KBW, dated July 30, 2001, to the effect that, as of the date of the opinion, the consideration to be received by holders of common stock pursuant to the Offer and the Merger is fair from a financial point of view to such shareholders. The full text of KBW's written opinion, which sets forth the procedures followed, the factors considered and the assumptions made by

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            KBW, is attached hereto and filed as Annex A hereto and incorporated herein by reference. SHAREHOLDERS ARE URGED TO READ THE OPINION OF KBW CAREFULLY AND IN ITS ENTIRETY;

     (viii) If the Company were to remain independent, substantial changes would need to be made at the senior management level, including the recruiting of a new CEO and/or COO and there would be substantial risk that the Company could not execute a successful growth strategy as an independent company;

      (ix) The Merger Agreement permits the Company to consider any unsolicited superior proposals prior to consummation of the Offer by furnishing information to, and participating in discussions or negotiations with, any third party making an Acquisition Proposal (as that term is defined in the Merger Agreement) and, subject to the payment of a $3 million breakup fee, the shareholders will be entitled to receive the benefits of a Superior Proposal (as that term is defined in the Merger Agreement);

      (x) The fact that the shareholders who do not believe that $24.75 is a fair price for their shares in connection with the Merger will be entitled to exercise dissenters' rights and demand payment of the fair value of their shares pursuant to Section 5.11 through 5.13 of the Texas Business Corporation Act (the "TBCA"); and

      (xi) The representation of Parent that it has, or will have, sufficient cash or access to cash to satisfy all of its obligations under the Merger Agreement and the fact that the Offer is not subject to a financing condition.

     The Board of Directors also considered the alternative proposal suggested by Mr. Jay Lustig at the July 30, 2001 Board of Directors meeting, and at previous meetings of the Board of Directors, that the Company make a self-tender for 1,000,000 shares of the Company's outstanding common stock at $25 per share. Although a self-tender would provide some immediate liquidity for shareholders desiring to sell their common stock, the majority of the Board of Directors were concerned that the self-tender would (a) reduce the market liquidity for the balance of the outstanding shares, (b) result in increased concentration in ownership, which may make a future acquisition of the Company more difficult,
(c) make internal expansions more difficult because of the reduction in capital,
(d) be subject to substantial regulatory hurdles as the capital of the Company's subsidiary banks would be substantially reduced and (e) reduce the Company's profitability due to the reduction in its capital base. Consequently, a majority of the Board of Directors was not in favor of such an alternative.

     The Board of Directors was also aware of the reasons expressed by two directors as to why they were not in favor of the Offer and the Merger, which reasons were extensively discussed at several meetings of the Board of Directors prior to the July 30, 2001 meeting.

     The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors reached its position and recommendations based on the totality of the information presented to it. In addition, individual members of the Board of Directors may have given different weight to different factors.

     The Board of Directors recognized that, while the consummation of the Offer gives the shareholders the opportunity to realize a premium over the prices at which the common stock was traded prior to the public announcement of the Merger and Offer, such transactions would eliminate the opportunity for shareholders to participate in the future growth and profits of the Company. Nevertheless, the majority of the Board of Directors concluded that a sale at this time was in the best interests of the shareholders.

     - Dissenting View of the Minority of the Board of Directors.

     As noted, two of the Company's directors voted against the proposed transaction. Their reasons for voting against the proposal, and the Board of Directors' view with respect to such reasons, are summarized below:

      (i) In general, the directors opposed to the transaction did not offer a specific long-term strategic alternative for the Company, but were critical of the timing of the proposed transaction. On July 31,

          2001, Mr. Lustig indicated that he believed this was the "wrong time from a corporate and banking industry" perspective. No indication of why this was a bad time from a "corporate and banking industry perspective" was provided. However, Mr. Lustig subsequently indicated that he believes that acquisition prices "peaked" in 1998.

        - The majority of the Board of Directors believes that the number of bank acquisition transactions that have occurred in the last several years is evidence that this is an appropriate time to consider a sale of the Company. Acquisition prices have generally been higher in the last several years than during any other sustained period since 1992, when the Company emerged from a Chapter 11 reorganization proceeding, and the Board of Directors believes that such favorable conditions present a timely opportunity for shareholders to realize an advantageous price from a sale of the Company.

      (ii) The directors opposed to the transaction believe that the Offer Price does not reflect a significant enough premium over the historic trading price of the Company's common stock. They believe book value per share is an important factor in the market price of the Company's common stock. Shareholders should review the financial statements in the Company's annual and quarterly reports as to the improvement in the Company's earnings performance and book value. Information regarding the availability of such reports is set forth in Section 8 of the Offer to Purchase. In addition, a copy of the Company's press release relating to the financial results of the Company for the period ending June 30, 2001 is attached as Annex B to this Statement.

        - The majority of the Board of Directors is of the view that the Offer Price is substantially higher than the price the Company's common stock will trade at if unaffected by the proposed transaction. The Offer Price is approximately 86.5% above the average closing price of the Company's common stock for the three-month period ended December 31, 2000, prior to the distribution of material to potential bidders and the influence of acquisition rumors. Not giving effect to extraordinary gains and losses, the Company's growth in earnings has averaged approximately 6.6% for the three years ended December 31, 2000. Furthermore, the price of the Company's common stock may have been historically effected by the Company's repurchase program, pursuant to which the Company purchased 463,675 shares in 1999 and 418,333 shares in 2000, approximately 55.5% of the total trading volume for the Company's common stock over such two year period.
          Section 6 of the Offer to Purchase contains a summary of the historic trading prices for the Company's common stock on a quarter by quarter basis since the beginning of 1999. Shareholders should review such information along with the Company's financial information and the press release attached as Annex B to this Statement.

     (iii) The directors opposed to the Offer believe that the Company's earning stream, sheltered from income taxes by the Company's approximately $70 million NOL, provides a significantly higher after-tax earning stream than alternative investments for the Company's shareholders; and that, because of restrictions on the use of the NOL after an acquisition, the Purchaser is not valuing the NOL at a price that is equivalent to what it is worth to the Company if the Company remains independent.

        - The majority of the Board of Directors believes that the Company's NOL was already factored into the Company's market price before announcement of the Offer and the market price of the stock was substantially below the Offer Price. As the NOL is used in future years, the market price of the common stock could be adversely affected as the Company's earnings are no longer sheltered.

      (iv) The directors opposed to the Offer believe that the Company can continue to grow at a pre-tax rate in excess of its historic growth rate. They urge you to review the Company's historic financial statements and the press release attached as Annex B to this Statement.

        - As set forth above, the majority of the Board of Directors noted that historically the Company's core earnings, unaffected by extraordinary gains or losses, has grown at approximately 6.6% per year on a compounded basis for the fiscal years 1997 through 2000. The majority of the Board of Directors also believes that competition will increase in its key markets, making growth more difficult and having a potential negative impact on profitability.

       (v) One of the opposing directors suggested an alternative transaction involving a reduction in the capitalization of the Company through a self-tender for 1,000,000 shares of the outstanding shares of common stock at $25 per share. He believes the self-tender would create some liquidity for some of the shares of the Company's shareholders and, depending on the price and size of the repurchase offer, may result in increased earnings per share in the future.

        - As indicated above, the majority of the Board of Directors believes such a self-tender will, among other things, (a) reduce the liquidity for other shares of common stock owned by the shareholders, (b) result in increased concentration in ownership, which may make a future acquisition of the Company more difficult, (c) hurt the Company's long-term growth opportunities if it remains independent and (d) not result in an aggregate increase in total shareholder value. In addition, as noted, the Board of Directors is concerned that such a self-tender would face substantial regulatory hurdles arising from the reduction in capital of the Company's subsidiary banks. Further, a self-tender offer for 1,000,000 shares of the Company's outstanding common stock, at $25 per share, would reduce the book value of the remaining shares of the Company's common stock by approximately $2.73 per share.

     The foregoing summary of the views of the two directors that voted against the Offer and the Merger does not represent the views or opinions of the Company, the majority of the Board of Directors or KBW.

     (d) Intent to Tender

     To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer and director of the Company, with the exception of Messrs. Lustig and Blankenship, currently intends to tender all shares of common stock over which he or she has sole dispositive power to the Purchaser. Messrs. Lustig and Blankenship have indicated that they will tender their shares of common stock to Purchaser only after two-thirds of the outstanding shares of common stock have been tendered pursuant to the Offer.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Company has retained KBW as its financial advisor in connection with the Offer and the Merger (or any other transaction or transactions which may consist of (i) the possible sale or business combination of the Company with another corporation or other business entity, which transaction (a "Transaction") might take the form of a merger of the Company with, or a sale of all or a substantial portion of its assets or more than 20% of its equity securities to a buyer, or (ii) any other transaction involving the sale or disposition, other than in the ordinary course of business, of any significant banking assets, subsidiaries or divisions of the Company).

     Pursuant to the Engagement Letter between KBW and the Company dated October 19, 2000 (the "Engagement Letter"), the Company has agreed to pay KBW as follows: (i) a cash fee of $25,000 which became due upon the execution of the Engagement Letter, (ii) an advisory fee, payable upon the closing of the Offer or Merger equal to 1.25% of the market value of the aggregate consideration offered in exchange for the outstanding shares of common stock or all or substantially of the assets or shares representing more than 20% of the equity securities of the Company, or in connection with the sale or disposition, other than in the ordinary course of business, of any significant banking assets, subsidiaries or divisions of the Company.

     The Company has also agreed in the Engagement Letter to reimburse KBW for all reasonable out-of-pocket expenses, regardless of whether any Transaction is consummated, including, without limitation, fees and reasonable expenses of counsel arising out of KBW's engagement. The Company has further agreed to indemnify KBW and certain related persons against certain liabilities relating to or arising out of its engagement.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     There have been no transactions in the common stock effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Statement, the Company is not engaged in any negotiations in response to the Offer which relates to or would result in (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth above, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) Dissenters' Rights

     No dissenters' rights are available to holders of common stock in connection with the Offer. However, if the Merger is consummated, holders of common stock may have certain rights under Sections 5.11 through 5.13 and/or
5.16 of the TBCA to dissent and demand payment in cash for the fair value of their common stock. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from expectation or accomplishment of the Merger) required to be paid in cash to such dissenting holders for their common stock. Any such judicial determination of the fair value of the Company's common stock could be based upon considerations other than, or in addition to, the Offer Price, including asset values of the Company and the investment value of the common stock. The value so determined could be more or less than the Offer Price.

     If any holder of common stock who demands payment under Sections 5.11 through 5.13 and/or 5.16 of the TBCA fails to perfect, or effectively withdraws or loses his or her right to demand payment of the fair value, as provided in the TBCA, the common stock of such holder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A shareholder may withdraw his or her demand for payment at any time before payment for his or her shares or before any petition has been filed pursuant to Section 5.12 or
5.16 of the TBCA by delivery to Parent of a written withdrawal of his or her demand for payment.

     Failure to follow the steps required by Sections 5.11 through 5.13 and/or 5.16, as applicable, of the TBCA for perfecting dissenters' rights may result in the loss of such rights.

     (b) Directors Designations by Parent

     The Information Statement attached hereto as Annex C is being furnished to the Company's shareholders in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed by the Company's Board of Directors other than at a meeting of the Company's shareholders, and such information is incorporated herein by reference.

     (c) Antitrust

     Under the Bank Holding Company Act of 1956, as amended, certain acquisition transactions may not be consummated unless certain approvals and notices are obtained. The acquisition of the common stock by the Purchaser pursuant to the Offer is subject to such requirements. Parent and the Company intend to make the appropriate filings promptly.

ITEM 9.  EXHIBITS.

EXHIBIT
NO.
-------
Exhibit 1   Offer to Purchase dated August 9, 2001*
Exhibit 2   Letter of Transmittal dated August 9, 2001*
Exhibit 3   The Information Statement of the Company dated as of August
            9, 2001 (included as Annex C to the Statement)*
Exhibit 4   Letter to Shareholders of the Company dated August 9, 2001*
Exhibit 5   Shareholder Agreement dated July 30, 2001, between Parent
            and Marvin E. Melson
Exhibit 6   Shareholder Agreement dated July 30, 2001, between Parent
            and John W. Lettunich
Exhibit 7   Shareholder Agreement dated July 30, 2001, between Parent
            and Tamir Hacker
Exhibit 8   Shareholder Agreement dated July 30, 2001, between Parent
            and Charles T. Meeks
Exhibit 9   Agreement and Plan of Merger dated as of July 30, 2001,
            among Parent, the Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed August 9, 2001)
Exhibit 10  Confidentiality Agreement between Parent and the Company dated March 28, 2001
Exhibit 11  Opinion of Keefe, Bruyette & Woods, Inc. dated July 30, 2001
            (included as Annex A to the Statement)*
Exhibit 12  Joint Press Release issued by Parent and the Company dated
            July 31, 2001
Exhibit 13  Summary Advertisement published in the Wall Street Journal dated August 9, 2001
Exhibit 14  Press Release dated August 8, 2001 (included as Annex B to the Statement)*

---------------
* Included with Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          NATIONAL BANCSHARES CORPORATION OF
                                            TEXAS

                                          By: /s/ Marvin E. Melson
                                            Name: Marvin E. Melson
                                            Title:   President and Chief
                                              Executive Officer

Dated: August 9, 2001

                               INDEX TO EXHIBITS

EXHIBIT
NO.
-------
Exhibit 1   Offer to Purchase dated August 9, 2001*
Exhibit 2   Letter of Transmittal dated August 9, 2001*
Exhibit 3   The Information Statement of the Company dated as of August
            9, 2001 (included as Annex C to the Statement)*
Exhibit 4   Letter to Shareholders of the Company dated August 9, 2001*
Exhibit 5   Shareholder Agreement dated July 30, 2001, between Parent
            and Marvin E. Melson
Exhibit 6   Shareholder Agreement dated July 30, 2001, between Parent
            and John W. Lettunich
Exhibit 7   Shareholder Agreement dated July 30, 2001, between Parent
            and Tamir Hacker
Exhibit 8   Shareholder Agreement dated July 30, 2001, between Parent
            and Charles T. Meeks
Exhibit 9   Agreement and Plan of Merger dated as of July 30, 2001,
            among Parent, the Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed August 9, 2001)
Exhibit 10  Confidentiality Agreement between Parent and the Company dated March 28, 2001
Exhibit 11  Opinion of Keefe, Bruyette & Woods, Inc. dated July 30, 2001
            (included as Annex A to the Statement)*
Exhibit 12  Joint Press Release issued by Parent and the Company dated
            July 31, 2001
Exhibit 13  Summary Advertisement published in the Wall Street Journal dated August 9, 2001
Exhibit 14  Press Release dated August 8, 2001 (included as Annex B to the Statement)*

---------------
* Included with Schedule 14D-9 mailed to shareholders.

                                                                        ANNEX A


                                                  July 30, 2001

National Bancshares Corporation of Texas
12400 Highway 281 North
San Antonio, TX 78216



Members of the Board:

         We understand that National Bancshares Corporation of Texas ("NBT") intends to enter into an agreement with International Bancshares Corporation ("IBOC") pursuant to which IBOC will purchase all of the issued and outstanding shares of NBT common stock for $24.75 per share in cash (the "Consideration") by means of a tender offer and subsequent merger of the Company with a subsidiary of IBOC (the "Sub") after which NBT will continue as the surviving corporation (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are more fully set forth in the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 30, 2001 by and among NBT, IBOC and NBC Acquisition Corporation. The reader is urged to carefully read all of the terms of the Merger Agreement.

         You have requested our opinion as investment bankers as to the fairness from a financial point of view to the shareholders of NBT of the Consideration to be paid to the shareholders of NBT in connection with the Proposed Transaction.

         The Merger is expected to be considered and voted upon by the shareholders of NBT at a special shareholders' meeting to be held as soon as practicable following consummation of the tender offer.

         Keefe, Bruyette & Woods, Inc. ("KBW"), as part of its investment banking business, is continually engaged in the valuation of bank holding companies and banks, thrift holding companies and thrifts and their securities in connection with mergers and acquisitions, underwritings, private placements, competitive bidding processes, market making as a NASD market maker, and valuations for various other purposes. As specialists in the securities of banking companies we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, trade the securities of NBT and IBOC for our own account, and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. To the extent we have any such positions as of the date of this opinion it has been disclosed to NBT. KBW has served as financial advisor to NBT in the negotiation of the Merger Agreement and in rendering this fairness opinion and will receive a fee from NBT for those services.

         In arriving at our opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of NBT and the Merger, including among other things, the following:

       i.   The Merger Agreement;

      ii.   Certain historical information concerning NBT;

     iii. Certain historical financial and other information concerning NBT for the three years ended December 31, 2000 and certain interim quarterly reports, including NBT's Annual Report to Stockholders and Annual Report on Forms 10-K, and certain interim quarterly reports on Form 10-Q for 2000 and 2001;

      iv. The historical market prices and trading activity for the shares of NBT;

       v. Discussions with senior management of NBT with respect to their past and current financial performance, financial condition and future prospects;

      vi. Certain internal financial data, projections and other information of NBT, including financial projections prepared by management;

     vii. Certain publicly available information of other financial institutions that we deemed comparable or otherwise relevant to our inquiry, and compared NBT and IBOC from a financial point of view with certain of these institutions;

    viii. A comparison of the consideration to be paid by IBOC pursuant to the Merger Agreement with the consideration paid by acquirors in other acquisitions of financial institutions that we deemed comparable or otherwise relevant to our inquiry;

      ix. Such other financial studies, analyses and investigations and reviewed such other information as we deemed appropriate to enable us to render our opinion.

         In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of NBT as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have considered the views of two directors that did not vote in favor of the Proposed Transaction. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed that the current and projected aggregate reserve for loan and lease losses for NBT is adequate to cover such losses. We did not make or obtain any independent evaluations or appraisals of any assets or liabilities of NBT or any of its subsidiaries nor did we verify any of NBT's books or records or review any individual loan or credit files.

         We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical financial position and results of operations of NBT; (ii) the assets and liabilities of NBT; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Our opinion is also based on the assumption that NBT would not have the right to terminate the Merger Agreement pursuant to Section 6.10(d) thereof (assuming all notices were timely given).

         Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be offered to NBT's shareholders in the Proposed Transaction is fair from a financial point of view.

         This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether to accept the Consideration to be offered to the shareholders in connection with the Proposed Transaction.



                                          Very truly yours,



                                          Keefe, Bruyette & Woods, Inc.

                                                                         ANNEX B

                NATIONAL BANCSHARES CORPORATION OF TEXAS REPORTS
                              2ND QUARTER RESULTS

                                                                  August 8, 2001

     National Bancshares Corporation of Texas (ASE:NBT), headquartered in San Antonio, Texas reports for the quarter ended June 30, 2001 earnings of $1,706,000 or $0.44 per diluted share, as compared to $1,363,000 or $0.33 per diluted share, in the quarter ending June 30, 2000, an increase of 25%.

     This year's second quarter reflected non-recurring net gains on the sale of securities and other real estate of $288,000, net of tax, compared to net gains on the sale of securities of $343,000, net of tax, in the quarter ended June 30, 2000. With the exclusion of the non-recurring gains, net income for the second quarter of 2001 was $1,418,000, or $0.37 per diluted share, compared to the second quarter of 2000 which was $1,020,000, or $0.25 per diluted share, for an increase of 39%. Earnings per share, adjusted for such non-recurring gains grew 48% reflecting fewer common shares outstanding for the quarter ended June 30, 2001 as compared with the quarter ended June 30, 2000, as a result of the share repurchase program.

     For the six months ended June 30, 2001, National Bancshares had net income of $2,765,000, or $0.72 per diluted share, an increase of 20% compared to the six months ended June 30, 2000 earnings of $2,302,000 or $0.56 per diluted share. The six months ended June 30, 2001 and 2000 included net gains on the sale of securities and other real estate of $291,000 and $354,000, net of tax, respectively. With the exclusion of the net gains, net income for the six months ended June 30, 2001 was $2,474,000, or $0.64 per diluted share compared to $1,948,000 or $0.47 per diluted share for the six months ended June 30, 2000, an increase of 27%.

     At June 30, 2001 total assets were $595 million up from $569 million at June 30, 2000, an increase of 4.6%. Total loans at June 30, 2001 were $283 million up from $246 million at June 30, 2000, an increase of 15%.

     Book value per share of common stock was $17.43 at June 30, 2001 versus $12.78 per share a year ago, which variance is in part due to (i) the reduced number of shares outstanding at June 30, 2001 compared to the prior year, and
(ii) a net after tax increase in the value of the Company's bond portfolio, due to a very favorable interest rate environment.

     Since June 30, 2000, the Company's repurchase program has resulted in the buyback of 272,871 shares. This reduction in outstanding common shares is responsible for $1.18 of the increase in per share book value for the period ended June 30, 2001 compared to June 30, 2000.

     As a result of the favorable interest rate environment, the increase in the unrealized gain/loss in the Company's bond portfolio of approximately $8,866,000 from June 30, 2000 to June 30, 2001 (an unrealized loss of $1,895,000 as of June 30, 2000 and an unrealized gain of $6,971,000 as of June 30, 2001) resulted in $2.31 of the increase in the per share book value for such period.

     National Bancshares has bank locations in San Antonio, Rockdale, Laredo, Eagle Pass, Luling, Giddings, Marble Falls, Taylor and San Marcos, Texas and a loan production office in Dallas, Texas.

     Contact Marvin E. Melson, President and Chief Executive Officer, at (210) 403-4200 for further information.

           NATIONAL BANCSHARES CORPORATION OF TEXAS AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                     ASSETS

                                                              JUNE 30,    DECEMBER 31,
                                                                2001          2000
                                                              --------    ------------
Cash and due from banks.....................................  $ 16,588      $ 24,218
Interest-bearing accounts...................................     2,259         2,659
Federal funds sold..........................................    40,500        18,335
Investment securities available for sale....................   220,561       255,136
Investment securities held to maturity......................     2,048         2,044
Loans, net of discounts.....................................   282,869       256,482
Allowance for possible loan losses..........................    (3,604)       (3,429)
                                                              --------      --------
  Net loans.................................................   279,265       253,053
Bank premises and equipment, net............................    19,109        19,435
Goodwill....................................................     7,863         8,051
Other assets................................................     7,114         8,354
                                                              --------      --------
          Total Assets......................................  $595,307      $591,285
                                                              ========      ========
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Demand deposits -- non-interest bearing...................  $ 82,469      $ 83,126
  Interest-bearing transaction accounts (NOW)...............    84,231        92,157
  Savings and money market accounts.........................   115,751       117,741
  Certificates and time deposits under $100,000.............   142,308       136,789
  Certificates and time deposits $100,000 and over..........    99,614        95,093
                                                              --------      --------
          Total Deposits....................................   524,373       524,906
                                                              --------      --------
Accrued interest payable and other liabilities..............     3,721         2,564
Other borrowings............................................        --         2,328
Long term notes payable.....................................     1,487         2,904
                                                              --------      --------
          Total Liabilities.................................   529,581       532,702
Stockholders' Equity:
  Common Stock, $.001 par value, 100,000,000 shares
     authorized, 4,751,974 issued and 3,770,641 outstanding
     at June 30, 2001 and 4,751,834 issued and 3,775,501
     outstanding at December 31, 2000.......................         5             5
  Additional paid-in capital................................    35,192        33,832
  Retained earnings.........................................    39,250        36,485
  Accumulated other comprehensive income, net of tax........     6,971         3,884
  Treasury Stock, at cost (981,333 shares in 2001, 976,333
     shares in 2000)........................................   (15,692)      (15,623)
                                                              --------      --------
          Total Stockholders' Equity........................    65,726        58,583
                                                              --------      --------
          Total Liabilities and Stockholders' Equity........  $595,307      $591,285
                                                              ========      ========
BOOK VALUE PER COMMON SHARE.................................  $  17.43      $  15.52

           NATIONAL BANCSHARES CORPORATION OF TEXAS AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                               THREE MONTHS ENDED           SIX MONTHS ENDED
                                            ------------------------    ------------------------
                                             JUNE 30,      JUNE 30,      JUNE 30,      JUNE 30,
                                               2001          2000          2001          2000
                                            ----------    ----------    ----------    ----------
INTEREST INCOME:
  Interest and fees on loans..............  $    6,110    $    5,619    $   12,080    $   11,287
  Interest on investment securities.......       3,938         3,469         7,869         6,861
  Interest on federal funds sold..........         164           651           407         1,004
  Interest on deposits in banks...........          35            49            81            82
                                            ----------    ----------    ----------    ----------
          TOTAL INTEREST INCOME...........      10,247         9,788        20,437        19,234
INTEREST EXPENSE:
  Interest on deposits....................       4,459         4,443         9,368         8,696
  Interest on debt........................          43           136           139           258
                                            ----------    ----------    ----------    ----------
          TOTAL INTEREST EXPENSE..........       4,502         4,579         9,507         8,954
NET INTEREST INCOME.......................       5,745         5,209        10,930        10,280
  Less: Provision for possible loan
     losses...............................         170           138           290           328
                                            ----------    ----------    ----------    ----------
NET INTEREST INCOME AFTER PROVISION FOR
  POSSIBLE LOAN LOSSES....................       5,575         5,071        10,640         9,952
NON-INTEREST INCOME:
  Service charges and fees................       1,300         1,149         2,507         2,160
  Net realized gains (losses) on
     securities...........................         415           520           419           526
  Net gains on sales of other real estate
     and assets...........................          22             -            22            11
  Miscellaneous income....................          79            58           142           128
                                            ----------    ----------    ----------    ----------
          TOTAL NON-INTEREST INCOME.......       1,816         1,727         3,090         2,825
NON-INTEREST EXPENSE:
  Salaries and employee benefits..........       2,539         2,452         5,173         4,872
  Occupancy and equipment expenses........         832           864         1,655         1,693
  Goodwill amortization...................          94            94           188           188
  Other expenses..........................       1,295         1,251         2,469         2,406
                                            ----------    ----------    ----------    ----------
          TOTAL NON-INTEREST EXPENSE......       4,760         4,661         9,485         9,159
INCOME BEFORE FEDERAL INCOME TAXES........       2,631         2,137         4,245         3,618
Federal income tax expense................         925           774         1,480         1,316
                                            ----------    ----------    ----------    ----------
NET INCOME................................  $    1,706    $    1,363    $    2,765    $    2,302
                                            ==========    ==========    ==========    ==========
BASIC EARNINGS PER SHARE..................  $     0.45    $     0.33    $     0.73    $     0.56
                                            ==========    ==========    ==========    ==========
DILUTED EARNINGS PER SHARE................  $     0.44    $     0.33    $     0.72    $     0.55
                                            ==========    ==========    ==========    ==========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  USED IN BASIC EARNINGS PER SHARE........   3,770,538     4,109,916     3,770,780     4,129,679

                                                                         ANNEX C

                    NATIONAL BANCSHARES CORPORATION OF TEXAS
                            12400 HIGHWAY 281 NORTH
                            SAN ANTONIO, TEXAS 78216
                                 (210) 403-4100

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

          NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED
                 IN CONNECTION WITH THIS INFORMATION STATEMENT.

     This Information Statement is being mailed on or about August 9, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the common stock, par value $.001 per share, of National Bancshares Corporation of Texas (the "Company"), a Texas corporation (the "Common Stock"). As of May 6, 2001, 3,770,501 shares of Common Stock were issued and outstanding. Each share of Common Stock is entitled to one vote.

     The Schedule 14D-9 relates to the tender offer by a Texas corporation, NBC Acquisition Corp. (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule TO dated August 9, 2001, to purchase all of the outstanding Common Stock at a price of $24.75, as may be adjusted, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 9, 2001 and the related Letter of Transmittal (which, as may be amended from time to time, together constitute the "Offer"). Purchaser was formed in connection with the Offer and is wholly owned by International Bancshares Corporation, a Texas corporation (the "Parent"). You are receiving this Information Statement in connection with the possible designation by Purchaser of persons to serve in a majority of the seats on the Board of Directors of the Company (the "Board").

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise designated herein have the meaning set forth in the Schedule 14D-9.

     Parent provided the information in this Information Statement concerning Parent and Purchaser, and the Company assumes no responsibility for the accuracy, completeness or fairness of this information.

                             BACKGROUND INFORMATION

     On July 30, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, the Purchaser will merge with and into the Company (the "Merger," and together with the Offer, the "Transaction") as soon as practicable after the consummation of the Offer. Following consummation of the Merger (the "Effective Time"), the Company will continue as the surviving corporation. In the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Common Stock owned by the Company or any subsidiary of the Company, all of which will be cancelled, and other than Common Stock, where applicable, held by shareholders who perfect dissenters' rights under Texas law) will be converted into the rights to receive $24.75 in cash, as may be adjusted, upon the terms and subject to the conditions set forth in the Merger Agreement. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

                          RIGHT TO DESIGNATE DIRECTORS

     The Merger Agreement provides that promptly upon acceptance of payment of, and payment for, at least 50.1% of the outstanding shares of Common Stock by Purchaser pursuant to the Offer, and until the Effective Time, Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, a majority of such directors (the "Designees"), and the Company shall, at such time, cause the Designees to be so elected by its existing Board of Directors.

                     INFORMATION WITH RESPECT TO DESIGNEES

     The following table contains information with respect to the Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). The business address of each Designee is International Bancshares Corporation, 1200 San Bernardo Ave., Laredo, Texas 78040, and its telephone number is (956) 722-7611.

                                                             PRINCIPAL OCCUPATION(S)
NAME OF DESIGNEE                       AGE                    DURING PAST FIVE YEARS
----------------                       ---                   -----------------------
Dennis E. Nixon......................  59    Chairman of the Board of Directors and President of
                                             Parent; Chief Executive Officer and Director of
                                             International Bank of Commerce ("IBC").
Jonathan A. Nixon....................  30    General Counsel of IBC (September 2000 to present);
                                             Attorney with Cox & Smith Incorporated (August, 1996 to
                                             September, 2000).
Carlos A. Martinez...................  40    Executive Vice President and Cashier of IBC (1995 to
                                             present).
Thomas L. Travis.....................  44    President of IBC-San Antonio since 1991.

     Parent has informed the Company that, to its knowledge, none of the Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familiar relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules promulgated pursuant to the Exchange Act. Parent has informed the Company that each of the individuals listed above has consented to serve as a director, if so designated.

                       BOARD OF DIRECTORS AND COMMITTEES

BOARD STRUCTURE.

     There are currently six members of the Board of Directors. The number of directors may be fixed from time to time by action of the shareholders or the directors, or, if the number is not fixed, the number shall be two. The number of directors may be increased or decreased by action of the shareholders or directors. The members of the Board of Directors may fill any vacancy existing on the Board of Directors.

     The Board of Directors of the Company met 12 times during 2000. During the fiscal year ended December 31, 2000, no director attended fewer than 75 percent of the aggregate of (i) the total number of meetings of the Board of Directors held during the period for which he has been a director, and (ii) the total number of meetings held by all committees on the Board of Directors on which he has served.

DIRECTORS.

     The following table shows information with respect to the current directors of the Company as of August 7, 2001. Each director is a citizen of the United States. Unless otherwise noted, the business address of each director is c/o National Bancshares Corporation of Texas, 12400 Highway 281 North, San Antonio, Texas 78216.

                                                                                          DIRECTOR OF THE
                                                      PRINCIPAL OCCUPATION(S)                 COMPANY
NAME OF DIRECTOR                       AGE             DURING PAST FIVE YEARS                  SINCE
----------------                       ---            -----------------------             ---------------
Jay H. Lustig........................  46     Mr. Lustig has been the Chairman of the          1992
                                              Board and CEO of NBI, Inc., a publicly
                                              traded holding company, since 1993. Mr.
                                              Lustig has been a member of the Board of
                                              Directors of Sightsound Technologies,
                                              Inc. since 1996. In May 1995, Mr. Lustig
                                              became President of Equibond, Inc., an
                                              investment firm and a registered broker
                                              dealer based in Santa Monica,
                                              California.
Marvin E. Melson.....................  66     Mr. Melson has been a Director, Chief            1992
                                              Executive Officer, President, and
                                              Secretary of the Company since May 1992.
                                              He was Chairman of the Board of
                                              NBC-Laredo and a Director of NBC-Eagle
                                              Pass and NBC-Rockdale since May 1992;
                                              President of NBC-Laredo from August 1993
                                              to March 1998; and Director of
                                              NBC-Luling since September 1996.
H. Gary Blankenship..................  60     Mr. Blankenship has been Chairman of             1992
                                              Greater Southwest Bancshares, Inc., and
                                              its subsidiary, Bank of the West,
                                              Irving, Texas, since 1986 (neither of
                                              which entities are affiliated with the
                                              Company).
John W. Lettunich....................  72     Mr. Lettunich has been Chairman of the           1995
                                              Board of NBC-Eagle Pass since January
                                              1997. Mr. Lettunich was Chairman of the
                                              Board, President and CEO of NBC-Eagle
                                              Pass from 1989 to January 1997.
Charles T. Meeks.....................  66     Mr. Meeks has been the principal of the          1995
                                              Charles T. Meeks Company, a bank
                                              consulting firm since July, 1994. Mr.
                                              Meeks is also Chairman of the Board of
                                              Texline State Bank in Texline, Texas
                                              (which is not affiliated with the
                                              Company).
Tamir Hacker.........................  45     Mr. Hacker is a private investor and is          2000
                                              also associated with B. Rieley, a
                                              registered broker-dealer. Mr. Hacker was
                                              associated with Equibond, Inc. from June
                                              1996 to May 2001.

COMMITTEES OF THE BOARD.

     The Board has appointed two standing committees, elected from its own members. Current membership of each committee is as follows:

           AUDIT COMMITTEE                    COMPENSATION COMMITTEE
           ---------------                    ----------------------
           Mr. Blankenship                          Mr. Lustig
             Mr. Hacker                           Mr. Blankenship
              Mr. Meeks                              Mr. Meeks

In addition to the Audit Committee and Compensation Committee, the Board of Directors acts as the Company's Nominating Committee.

  Audit Committee:

     - Met 3 times in 2000;

     - Recommends the selection of independent accountants;

     - Reviews and recommends approval of annual audited financial statements;

     - Reviews significant changes in accounting policies and procedures;

     - Monitors the internal audit reports for the Company and each of its subsidiaries;

     - Reviews the adequacy of internal controls and record-keeping systems;

     - Reviews compliance with applicable regulations and policies (including environmental regulations and policies on insider trading); and

     - Monitors litigation, fraud and conflict of interests and their potential impact on the Company's financial results.

  Compensation Committee:

     - Met 1 time in 2000;

     - Reviews the compensation of officers and other management personnel and makes recommendations regarding such compensation; and

     - Administers the employee benefits plans of the Company, including the Company's 1995 Stock Plan (the "1995 Plan").

REPORT OF THE AUDIT COMMITTEE.

     The members of the Audit Committee have been appointed by the Board of Directors. The Audit Committee is governed by a charter (a copy of which is attached to this Information Statement as Appendix A) which has been approved and adopted by the Board of Directors and which will be reviewed and reassessed annually by the Audit Committee. The Audit Committee is comprised of three non-employee independent directors.

     The Audit Committee Report does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent the Company specifically incorporates this Audit Committee Report by reference therein.

     The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities by (i) monitoring the internal audit reports for the Company and each of its subsidiaries; (ii) reviewing the adequacy of internal controls and record-keeping systems; (iii) reviewing compliance with applicable regulations and policies, including environmental regulations and policies on insider trading; (iv) monitoring litigation, fraud and conflict of interest and their potential impact on the Company's financial results; and (v) reviewing the Company's auditing, accounting and financial reporting processes generally.

     Management is responsible for the preparation and integrity of the Company's financial statements. The Audit Committee did not review or discuss the Company's audited financial statements for the year ended December 31, 2000.

     The Audit Committee has not received from nor discussed with the external auditors their written disclosure and letter regarding their independence from the Company as required by Independence Standards Board Standard No. 1. The Audit Committee has not discussed with the external auditors the matters required to be discussed by Statement on Auditing Standards No. 61.

     The Audit Committee did not make any recommendation to the Board of Directors regarding the audited financial statements for the year ended December 31, 2000. Rather, the entire Board of Directors, including the members of the Audit Committee, reviewed the audited financial statements to be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

                                          H. Gary Blankenship
                                          Tamir Hacker
                                          Charles T. Meeks

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The subsidiary bank of the Company (the "Subsidiary Bank"), from time to time, has entered into transactions with some of the executive officers and directors of the Company. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The Subsidiary Bank expects to continue to enter into such transactions in the ordinary course of business on similar terms with the Company's executive officers and directors.

OTHER TRANSACTIONS.

     During 2000, the Company utilized a stock brokerage firm, Equibond, Inc., which is 100 percent owned by Mr. Lustig, to execute certain transactions on its behalf. Net revenues earned by the brokerage firm related to investment transactions by the Company in 2000 totaled $3,812 on purchase and sale transactions. The Company uses an unrelated company to act as custodian and clearing firm for its investment assets.

                             DIRECTOR COMPENSATION

     Each outside director receives $1,500 for attending in person each regular meeting of the Board of Directors of the Company and is eligible to participate in certain of the Company's stock option plans. If a regular Board of Directors meeting is held by conference call the outside director receives $750 for participating in the meeting. The Company also pays a fee of $500 per outside director for participation in any meetings of a committee to which he has been appointed if the committee meeting is scheduled on a different day than the board meeting.

                       EXECUTIVE OFFICERS OF THE COMPANY

     The following table shows information with respect to the current executive officers who are not also directors of the Company as of August 7, 2001. Each of the executive officers is a citizen of the United States.

NAME                                   AGE                     OFFICE                    OFFICE HELD SINCE
----                                   ---                     ------                    -----------------
Anne R. Renfroe......................  37    Chief Financial Officer                           1995
Morris D. Weiss......................  42    Senior Vice President, General Counsel            1997

                      SIGNIFICANT EMPLOYEES OF THE COMPANY

     The following table shows information with respect to eight significant employees who are not directors or executive officers but who make or are expected to make significant contributions to the business of the Company.

NAME                                   AGE                   POSITION                  POSITION HELD SINCE
----                                   ---                   --------                  -------------------
Frank D. Barrow......................  57    Chairman of the Board and President of           1986
                                             NBC -- Rockdale
Mario J. Gonzalez....................  38    President and CEO of NBC -- Laredo               1998
William D. Hales.....................  55    President of NBC -- Luling                       1988
R. Samuel Juve.......................  49    President of NBC -- Eagle Pass                   1997
Dwayne J. Kolly......................  48    Executive Vice President, Chief                  1998
                                             Operations Officer, Information Services
                                             Coordinator of NBC -- Laredo
Thomas McMorris......................  61    Executive Vice President of NBC -- Eagle         1998
                                             Pass and President of NBC -- San Antonio
George W. Schuh......................  54    Executive Vice President, Cashier,               1994
                                             Secretary of NBC -- Eagle Pass
Hector Vasquez, Jr...................  48    Senior Vice President and Information            1997
                                             Services, Manager of NBC
                                             Holdings -- Texas, Inc.

                SECURITY OWNERSHIP OF NAMED EXECUTIVE OFFICERS,
                      DIRECTORS AND PRINCIPAL SHAREHOLDERS

     The following table sets forth information as of August 7, 2001, as to shares of Common Stock beneficially owned by (i) each director of the Company,
(ii) the directors and executive officers of the Company as a group, and (iii) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. The term "beneficial ownership" includes shares held both directly and indirectly (such as through a trust), shares which a director or officer may vote or transfer (even if these powers are shared), options that are exercisable currently or within 60 days, and, under some circumstances, shares held by family members. Except as otherwise indicated and subject to applicable community property laws, each person has sole investment and voting power with respect to the shares shown. Ownership information is based upon information furnished by the respective individuals or entities, as the case may be.

DIRECTORS, OFFICERS AND                       SHARES BENEFICIALLY    % OF TOTAL SHARES
5% SHAREHOLDERS(1)                                   OWNED              OUTSTANDING
-----------------------                       -------------------    -----------------
Jay H. Lustig(2)............................        225,925                 5.64%
Marvin E. Melson(3).........................        147,031                 3.67%
John W. Lettunich(3)........................         74,236                 1.85%
H. Gary Blankenship(4)......................         57,162                 1.43%
Charles T. Meeks(4).........................         45,600                 1.14%
Tamir Hacker(5).............................        305,400                 7.62%
All Directors and Executive Officers as a
  group (8 persons)(6)......................        888,754                22.06%

---------------
(1) The business address of the directors and officers of the Company is the Company's business address. The mailing address of Hakatak Enterprises, Inc. is P.O. Box 1623, Pacific Palisades, CA 90272.

(2) The number of shares beneficially owned by Mr. Lustig includes 157,125 shares of Common Stock owned of record; 22,400 shares of Common Stock owned by his wife and children; 35,600 shares in Prophecy Partners, a Delaware limited partnership (an investment partnership managed by an entity controlled by Mr. Lustig); and 10,800 shares of Common Stock options which are exercisable within 60 days of August 7, 2001.

(3) The number of shares beneficially owned by Messrs. Melson and Lettunich includes 10,400 and 12,400 shares of Common Stock reserved for issuance under stock options which are exercisable by each of them within 60 days of August 7, 2001.

(4) The number of shares beneficially owned by Messrs. Blankenship and Meeks includes 40,600 shares of Common Stock reserved for issuance under stock options which are exercisable by each of them within 60 days of August 7, 2001.

(5) Hakatak Enterprises, Inc., Nominee, holds its shares as nominees for HP Partners, a California limited partnership, Tamir Hacker, an individual, and Tamir and Teri Hacker as joint tenants. Of the shares held by Hakatak Enterprises, Inc., Nominee, 270,000 are for HP Partners, 15,000 are for Tamir Hacker and 15,000 are for Tamir and Teri Hacker. In addition, Mr. Hacker holds 5,400 shares of Common Stock through a Hartt Holdings Profit Sharing Plan.

(6) The number of shares of Common Stock beneficially owned by the directors and officers as a group includes 139,800 shares of Common Stock reserved for issuance under stock options which are exercisable within 60 days of August 7, 2001. See footnotes (2),(3) and (4) above.

PRINCIPAL STOCKHOLDERS.

     As of August 7, 2001, the Company does not know of anyone who is a beneficial owner of more than 5% of the Company's Common Stock who is not a director or executive officer of the Company listed above.

                             EXECUTIVE COMPENSATION

BOARD COMPENSATION AND BENEFITS COMMITTEE REPORT ON EXECUTIVE COMPENSATION.

     The Compensation Committee of the Board of Directors (the "Committee") is committed to maintaining compensation programs for the Company's executive officers which further the Company's mission. The Committee adheres to the following compensation policies which are intended to facilitate the achievement of the Company's business strategies:

     - Compensation levels for each element of pay should be targeted at rates that are reflective of the median levels of current market practices prevalent in comparable banking organizations. Offering market-comparable pay allows the Company to attract and maintain a stable, successful management team.

     - The Company's compensation packages should strengthen the relationship between pay and performance with variable, at-risk compensation that is dependent upon the level of success in meeting specified Company and individual performance goals.

     - Ownership of the Company's Common Stock by executives should be encouraged to further align executives' interests with those of shareholders and the Company and to promote a continuing focus on building profitability and shareholder value.

     - Sustained superior performance by individual executives over a period of years, including actions to increase revenues, reduce expenses, enhance service and product quality, improve market share and thereby enhancing shareholder value, should be rewarded.

     In evaluating compensation, the Company is aware of the limitations on deductibility of compensation paid to highly compensated persons as imposed by the Internal Revenue Code section 162(m). While the Company does not at this time have any executive officer within the range of compensation for which limitations are imposed by that provision, the Compensation Committee's policy is to review the impact of section 162(m), and the requirements imposed on performance-based compensation described in the section, in the context of any qualifying compensation that may be proposed to be paid in the future.

     To preserve objectivity in the achievement of its goals, the Committee is comprised of two independent, non-employee directors and one director, Mr. Lustig, who is employed by the Company. It is the Committee's overall goal to develop compensation policies that are consistent with and linked to strategic business objectives and Company values. The Committee approves the design of, assesses the effectiveness of, and administers compensation programs in support of compensation policies. The Committee also reviews all salary arrangements and other remuneration for all executive officers of the Company and the Subsidiary Bank. The various components of the compensation programs for executive officers are discussed below.

     Base Salary. Base salary levels for executives are largely determined through comparison with banking organizations of a size similar to the Company's. Surveys are utilized to establish base salaries that are within the range of those persons with similar years of experience and holding positions of comparable responsibility at other banking organizations of a size and complexity similar to the Company. Following the determination of market-based pay, each officer's individual performance, achievements, and contributions to the growth of the Company are evaluated subjectively in determining the individual's base salary. The Compensation Committee reviews the base salary of all executive officers on an annual basis.

     Incentive Bonus Plan. In March 1995, the Board of Directors of the Company adopted a Performance Compensation Plan (the "Plan") for its employees and the employees of its subsidiary banks. The Plan is administered by the Committee. The amount of money available for distribution in the Plan is dependent upon the attainment of performance objectives which the Committee believes are important for achieving long-term shareholder value. The Presidents of the subsidiary banks, in consultation with one or more principal officers of the respective bank, determines the amount which will be awarded from the Plan to the employees of the bank. The amount of the bonus available for the Presidents of the subsidiary banks is determined by the Compensation Committee. The Plan rewards all employees based on the attainment of certain performance goals of the Company and its subsidiaries. The officers of the Company are eligible to participate at the same level as all employees in relationship to their respective base salaries. The performance goals effective for 2000 included specific goals for profits, asset quality and operational productivity. All awards under the Plan are contingent on the Company and its subsidiaries attaining certain basic financial objectives such as return on assets.

     Stock Options. On May 26, 1995, the shareholders of the Company adopted the 1995 Stock Plan (the "1995 Plan"). It is the Company's philosophy that awarding stock options to executive officers of the Company and the Subsidiary Bank, based upon their respective positions and contributions to the Company's overall success will help attract and retain high quality, result-oriented professionals committed to creating long-term shareholder value. Additionally, because options are subject to forfeiture if the employee leaves the Company prior to their becoming exercisable, options provide an incentive to remain with the Company long-term. Options granted in 2000 become exercisable in one-fifth increments beginning one year from the date of the grant. The option price for shares is the fair market value of the shares on the date of the grant. The Named Executives who have received options under the 1995 Plan are Jay H. Lustig who has received 42,000 options, Marvin E. Melson who has received 42,000 options, John W. Lettunich who has received 42,000 options, Morris D. Weiss who has received 23,500 options.

  2000 Compensation of the President and Chief Executive Officer

     Mr. Melson serves as the President and Chief Executive Officer of the Company. Mr. Melson's 2000 base salary is governed by his employment agreement entered into by the Company and Mr. Melson in 1999, as described below. His salary is comparable to a survey of peer group institutions. Mr. Melson participates in the incentive bonus plan at the Company level. In 2000 he earned an incentive bonus of $30,000, which is approximately 17 percent of his base salary, which is lower than the average in the survey of the peer group. The incentive bonus was based on attaining certain performance goals. Mr. Melson has the right to purchase 16,000 shares of the Company's Common Stock. He is vested in 7,200 of these shares as of December 31, 2000. Mr. Melson received 4,000 option grants in 2000 with an exercise price of $13.5625, the market value on the date of the grant.

  Conclusion

     The Committee believes these executive compensation policies and programs serve the interests of shareholders and the Company effectively and that the various pay vehicles offered are appropriately balanced to provide increased motivation for executives to contribute to the Company's overall future successes, thereby enhancing the value of the Company for the shareholders' benefit.

                                          Jay H. Lustig, Chairman
                                          H. Gary Blankenship
                                          Charles T. Meeks

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION.

     Mr. Lustig, who is a member of the Compensation Committee of the Board of the Directors of the Company, was, during 2000, an employee of the Company. During 2000, no executive officer of the Company (i) served as a member of the compensation committee of another entity, one of whose executive officers served on the Compensation Committee of the Company, (ii) served as a director of another entity, one of whose executive officers served on the Compensation Committee of the Company, or (iii) was a member of the compensation committee of another entity, one of whose executive officers served as a director of the Company.

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION.

     The following table sets forth summary compensation information with respect to the Company's Chairman and Chief Executive Officer, and the most highly compensated executive officers of the Company who earned over $100,000 in annual salary and bonus (the "Named Executives"), for the years ended December 31, 2000, 1999 and 1998:

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM COMPENSATION
                                                                  ---------------------------------------
                                       ANNUAL COMPENSATION              NUMBER OF
NAME AND                          -----------------------------   SECURITIES UNDERLYING      ALL OTHER
PRINCIPAL POSITION                FISCAL     SALARY      BONUS       OPTIONS GRANTED      COMPENSATION(1)
------------------                ------    --------    -------   ---------------------   ---------------
Jay H. Lustig...................   2000     $ 80,000    $18,000          10,000                   --
  Chairman                         1999     $ 71,667    $18,000              --                   --
                                   1998     $ 60,000    $18,000              --                   --
Marvin E. Melson................   2000     $175,000    $30,000           4,000               $6,800
  President, CEO and Director      1999     $173,625    $30,000              --               $6,400
                                   1998     $164,000    $30,000              --               $4,000
John W. Lettunich...............   2000     $ 40,000         --           9,000               $1,600
  Director and Chairman            1999     $ 40,000         --              --               $  400
  (NBC Bank N.A.)                  1998     $110,000    $26,000              --               $3,675
Morris D. Weiss.................   2000     $112,042    $18,000           3,500               $5,202
  Senior Vice President &          1999     $ 75,000    $ 7,500              --               $3,300
  General Counsel                  1998     $ 75,000    $ 7,500              --               $2,060

---------------
(1) All other compensation reflects payments by the Company to the Company's 401(k) Plan on behalf of the Named Executives.

     The following table sets forth the options granted to the Named Executives in fiscal year 2000 under the Company's 1995 Plan. No stock appreciation rights have been granted by the Company to any of the Named Executives.

                             OPTION GRANTS IN 2000

                                                                                                POTENTIAL REALIZABLE
                                                                                                  VALUE AT ASSUMED
                                                                                               ANNUAL RATES OF STOCK
                                                                                               PRICE APPRECIATION FOR
                             NUMBER OF          % OF TOTAL OPTIONS    EXERCISE                      OPTION TERM
                       SECURITIES UNDERLYING   GRANTED TO EMPLOYEES     PRICE     EXPIRATION   ----------------------
NAME                      OPTIONS GRANTED       IN FISCAL YEAR(1)     ($/SHARE)      DATE         5%          10%
----                   ---------------------   --------------------   ---------   ----------   ---------   ----------
Jay H. Lustig........         10,000                  15.2%           $13.5625     4/17/07      $55,213     $128,670
Marvin E. Melson.....          4,000                   6.1%           $13.5625     4/17/07      $22,085     $ 51,468
John W. Lettunich....          9,000                  13.6%           $13.5625     4/17/07      $49,692     $115,803
Morris D. Weiss......          3,500                   5.3%           $13.5625     4/17/07      $19,325     $ 45,034

---------------
(1) Based on 66,000 options granted to all employees in 2000.

OPTION EXERCISES AND VALUATION.

     The table below reports exercises of stock options by the Named Executives during fiscal year 2000 and the value of their unexercised stock options as of December 31, 2000. The stock options were granted pursuant to the Company's 1994 and 1995 Plans.

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

                                                             NUMBER OF SECURITIES         VALUE OF UNEXERCISED IN
                                                            UNDERLYING UNEXERCISED         THE MONEY OPTIONS AT
                                SHARES                        OPTIONS AT 12/31/00               12/31/00(1)
                              ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                          EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                          -----------   -----------   -----------   -------------   -----------   -------------
Jay H. Lustig...............    21,000       $157,500        6,600         14,400         $ 1,650        $1,100
Marvin E. Melson............    26,000       $182,813        7,200          8,800         $ 1,800        $1,200
John W. Lettunich...........    21,000       $141,750        9,200         11,800         $40,150        $  700
Morris D. Weiss.............                                20,000          3,500         $ 5,000

---------------
(1) The value of options is based on the difference between the closing sales price of $13.50 per share of Common Stock on December 31, 2000 and the exercise price of the option.

DEFERRED COMPENSATION.

     No deferred compensation has been awarded to the Named Executives.

                      EMPLOYMENT AGREEMENTS AND SEVERANCE

     The Company has entered into employment agreements with Jay H. Lustig, Marvin E. Melson and Morris D. Weiss. Mr. Lustig's agreement, effective as of June 1, 1999, provides that he shall serve, at the pleasure and direction of the Company's Board of Directors, as the Chairman of the Board of the Company. Upon the expiration of the initial three year term, the agreement shall be automatically renewed for successive periods of one year each, unless, not later than 30 days prior to the end of the initial term or any renewal term, either party has given notice that it does not wish to extend the agreement. During the term of employment, the agreement provides for an annual base salary of $80,000. Mr. Lustig is also eligible to participate in any other compensation, tax benefit or other benefit plan of the Company, and is entitled to reimbursement of all reasonable and customary expenses incurred in performing services thereunder in accordance with the Company's policies and procedures. Mr. Lustig's employment agreement also provides that in the event the Company terminates or elects not to renew the agreement other than for cause (or if the Company breaches the agreement), Mr. Lustig will receive the greater of the amount of salary he would have otherwise received for the partial term remaining or six month's salary at the rate then in effect for such period, payable in a lump sum within 30 days of termination. The agreement obligates the Company to indemnify and hold harmless Mr. Lustig to the fullest extent authorized or permitted by Texas law, and to the fullest extent so permitted, to require the Company to advance expenses on behalf of Mr. Lustig as incurred.

     On February 26, 1999, Mr. Melson entered into an employment agreement with the Company. The term of the agreement is for two years, with a provision for automatic renewal for continuing one year terms unless either the Company or Mr. Melson gives prior notice of their intention not to continue with the agreement. Pursuant to the agreement, Mr. Melson is to receive an annual base salary of $175,000 to be paid by the Company. Mr. Melson is also eligible to participate in any other compensation, tax benefit or other benefit plan of the Company. Mr. Melson is, in addition, entitled to the use of a Company automobile or to reimbursement for auto rental expenses related to his employment if no Company automobile is available. If Mr. Melson is unable to perform his duties under the agreement as a result of incapacity due to physical or mental illness, Mr. Melson is entitled to receive and not in lieu of any disability benefits, the full salary he would have otherwise received under the agreement for the partial term remaining in the then current term of the agreement plus, as a lump sum, an additional amount equal to the greater of (i) the amount of salary Mr. Melson would have otherwise received for the partial term remaining in the then current term, or (ii) six months' salary at the rate in effect for such period (the "Additional Amount"). If Mr. Melson's employment is terminated by death, the Company shall pay to Mr. Melson's legal representative or beneficiary, the full salary he would have received under the agreement for the partial term remaining in the current term of the agreement plus the Additional Amount. If Mr. Melson's employment is terminated for cause, Mr. Melson shall receive all amounts due to him through thirty days after notice of termination has been given. The agreement obligates the Company to indemnify and hold harmless Mr. Melson to the fullest extent authorized or permitted by Texas law, and to the fullest extent so permitted, to require the Company to advance expenses on behalf of Mr. Melson as incurred. On February 26, 2001, the Company chose not to renew Mr. Melson's contract, and as a result, Mr. Melson was paid $87,500 in March 2001 pursuant to the contract. Mr. Melson continues to serve in his previous capacity on an at will basis.

     On April 7, 2000, Mr. Weiss entered into an employment agreement with the Company to serve as General Counsel of the Company. The term of the agreement is for one year, with a provision for automatic renewal for one year terms unless either the Company or Mr. Weiss gives prior notice, not later than 90 days prior to the initial term or renewal term, of their intention not to continue with the agreement. Pursuant to the agreement, Mr. Weiss is to receive an annual base salary of $90,000 to be paid by the Company. The contract also provided that the vesting of previously granted stock options in the amount of 20,000 granted on June 25, 1997, would be accelerated so that the options would be fully vested at the execution of the contract. Mr. Weiss is also eligible to participate in any other compensation, tax benefit or other benefit plan of the Company and is entitled to reimbursement of all reasonable and customary expenses incurred in performing services thereunder in accordance with the Company's policies and procedures. Mr. Weiss' employment agreement also provides that in the event the Company terminates or elects not to renew the agreement other than for cause (if the Company breaches the agreement) or if there is a change in control, Mr. Weiss will receive the greater of, the amount of salary for which he would have otherwise received for the partial term remaining, six month's salary at the rate then in effect for such period, or any severance payable under the then current policy of the Company, payable in a lump sum within 30 days of termination. The agreement obligates the Company to indemnify and hold harmless Mr. Weiss to the fullest extent authorized or permitted by Texas law, and to the fullest extent so permitted, to require the Company to advance expenses on behalf of Mr. Weiss as incurred. Mr. Weiss entered into a dual employment agreement on April 17, 2000 with NBC Financial, Inc., a broker-dealer subsidiary of the Company to serve as President of the subsidiary. The terms of the agreement are identical to his other employment contract with the Company with the exception of the salary which is $35,000 annually and paid by the subsidiary.

                        PENSION AND PROFIT SHARING PLANS

     During 1993, the Company adopted a defined contribution profit sharing plan (the "401(k) Plan") for the benefit of substantially all employees. The 401(k) Plan includes a 401(k) retirement plan feature. Employees are allowed to make contributions to the 401(k) Plan. Each subsidiary bank's contribution to the 401(k) Plan is determined annually by that bank's Board of Directors. Profit sharing expense for the years ended December 31, 2000 and 1999, totaled $227,660 and $189,391, respectively. The Named Executives who received contributions to the 401(k) in 2000 and 1999 were: John W. Lettunich, who received $1,600 in 2000 and $400 in 1999; Marvin E. Melson, who received $6,800 in 2000 and $6,400 in 1999; and Morris D. Weiss, who received $5,202 in 2000 and $3,300 in 1999.

                               PERFORMANCE GRAPH

     Below is a performance graph comparing the cumulative total shareholder return on National Bancshares Corporation of Texas Common Stock with the cumulative total return of companies on the Standard & Poor's 500 Stock Index and American Stock Exchange Bank Index.

--------------------------------------------------------------------------------------
                       12/31/95   12/31/96   12/31/97   12/31/98   12/31/99   12/31/00
--------------------------------------------------------------------------------------
 National Bancshares
  Corp.                 100.00     117.07     185.37     162.20     145.12     137.71
 S&P 500                100.00     122.86     163.86     210.64     254.97     231.74
 SNL AMEX Bank Index    100.00     129.29     220.68     229.52     211.28     199.87

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors and greater-than-10% shareholders to file reports of their beneficial ownership of Common Stock, and to provide the Company with copies of all reports they file. The rules of the SEC require the Company to disclose in this Information Statement any late filings of these reports. Based on the Company's review of copies of such reports received by the Company and written representations of its directors and executive officers, the Company believes that during the year ended December 31, 2000, all filing requirements pursuant to Section 16(a) of the Exchange Act were satisfied except for an inadvertent late filing of a Form 3 by Tamir Hacker.

                                                                      APPENDIX A

                            AUDIT COMMITTEE CHARTER
                    NATIONAL BANCSHARES CORPORATION OF TEXAS

PURPOSE

     It is the policy of National Bancshares Corporation of Texas (the Company) to establish and support a committee of the Board of Directors of the Company to have oversight over all issues related to audit activities of the Company, either internal or external. This committee will be known as the Audit Committee (the Committee) and is charged with the primary responsibility to assist the Board of Directors (the Board) in fulfilling its oversight responsibilities by reviewing the financial information provided to shareholder and others, and the system of internal controls.

MEMBERSHIP

     The Committee shall be governed by Section 121 of the American Stock Exchange Company Guide. The number of Committee members shall be three. The Committee membership will comprise directors of the Company; a majority of whom meet the definition of "independent directors" as defined in the aforementioned section. At least one member of the Committee shall have past employment experience in finance, accounting or other comparable experience that results in the individual's financial sophistication.

     THE COMPANY IS AWARE THAT THE AFOREMENTIONED SECTION OF THE AMERICAN STOCK EXCHANGE COMPANY GUIDE HAS BEEN AMENDED PURSUANT TO APPROVAL BY THE SECURITIES AND EXCHANGE COMMISSION REQUIRING ALL MEMBERS OF THE COMMITTEE TO MEET THE DEFINITION OF "INDEPENDENT" EFFECTIVE JUNE 14, 2001. THE COMPANY INTENDS TO HAVE AUDIT COMMITTEE MEMBERSHIP IN COMPLIANCE WITH THE AMENDMENT BY THAT DATE.

     The Committee will meet at least four times each year or more frequently if circumstances make that preferable. A Committee member should not vote on a matter in which he or she in not independent. The Committee may ask members of management or others to attend the meeting and is authorized to receive all pertinent information from management.

RESPONSIBILITIES

     The Committee represents the board of directors of the Company, and, ultimately the shareholders of the Company who have the requisite authority to select, evaluate and otherwise control the company's relationship with the independent accountant.This relationship includes responsibility for ensuring the outside auditors submission of a formal written statement delineating all relationships between the outside auditor and the Company consistent with the requirement of Independence Standards Board, Standard 1. This responsibility includes actively engaging in a dialogue with the auditors regarding any disclosed relationships or services that may affect the objectivity and independence of the outside auditor, and taking appropriate action to oversee the independence of the outside auditor.

     The committee will oversee the internal audit function of the Company. This oversight will include defining the responsibilities of the Internal Audit Department and acting as the direct communication conduit between the internal auditor and the Board. These responsibilities and those of the internal auditor are detailed in the Internal Audit Charter that is established by the Board and is part of the internal audit department's operating policy.

Responsibility for engaging independent accountants and appointing the internal auditor

     1. The Committee will select the independent accountant for the Company audits. The Committees selection is subject to approval by the full Board. The Committee will also review and set any fees paid to the independent accountant and review and approve dismissal of the independent accountant.

     2. The Committee will review and have veto power over the appointment, replacement, reassignment or dismissal of the internal auditor.

                            AUDIT COMMITTEE CHARTER
            NATIONAL BANCSHARES CORPORATION OF TEXAS -- (CONTINUED)

     3. The Committee will confirm and assure the independence of the internal auditor and independent accountant, including a review of management consulting services provided by the independent accountant and fees paid for them.

     4. The Committee will ensure that the internal auditor and the independent accountant coordinate the internal and external audits. The purpose of which is to assure completeness of coverage, reduce redundancy, and use audit resources effectively.

Responsibilities for reviewing internal audits, the annual independent audit, and the review of quarterly and annual financial statements

     1. The Committee will ascertain that the independent accountant will be available to the Board at least annually and that it will provide the Committee with a timely analysis of significant financial reporting issues.

     2. The Committee will review the following with the independent accountant and internal auditor:

        a. The adequacy of the Company's internal controls, including computerized information system controls and security.

        b. Any significant finding and recommendations made by the independent accountant or internal auditor, together with management responses to them.

     3. After the annual audit is completed, the Committee will review the following with management and the independent accountant:

        a. The company's annual financial statements, related footnotes, and audit report by the independent accountant.

        b. Any serious difficulties or disputes with management encountered during the audit.

        c. Anything about audit procedures or findings that GAAS requires the auditors to disclose with the Committee.

     4. The Committee will consider and review with management and the internal auditor:

        a. Any significant findings during the year management's response to them.

        b. Any difficulties the internal auditor encountered while conducting audits including any restrictions on the scope of the audit or access to information.

        c. Any changes to the planned scope of the internal audit plan that the Committee thinks advisable.

        d. The internal audit department staffing.

        e. The internal audit charter.

Periodic Responsibilities

     1. Review and update the charter as necessary.

     2. Review legal and regulatory matters that have a material effect on the Company's financial statements, compliance policies and reports from regulators.

                            AUDIT COMMITTEE CHARTER
            NATIONAL BANCSHARES CORPORATION OF TEXAS -- (CONTINUED)

REPORTING

     The Committee is required to produce a report annually, which will be included in the proxy statement. The report must state whether the Committee:

     1. Reviewed and discussed the audited financial statements with management.

     2. Discussed matters required by SAS 61 with the outside auditors.

     3. Received the written disclosures from the independent accountants required by ISB Standard No. 1.

     4. Recommended to the board of directors the inclusion of the audited financial statements in the Company's annual report form 10-K.

     The Committee will also report to the Board at least annually, the status of the internal audit plan of the Company, including any individual audit findings that the Committee deems significant to require the full Board's attention.

APPROVED:

------------------------------------------------------       Date:
Chairman of the Board of Directors
National Bancshares Corporation of Texas